

Mail Stop 3561

May 25, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Luc Jobin, Chief Financial Officer
CANADIAN NATIONAL RAILWAY COMPANY
935 de La Gauchetiere Street West
Montreal, Quebec Canada H3B 2M9

      Re: **Canadian National Railway Company**
              Form 40-F for Fiscal Year Ended December 31, 2009
              Filed February 8, 2010
              File No. 1-02413

Dear Mr. Jobin:

      We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 40-F (Fiscal Year Ended December 31, 2009)

Exhibit 99.2 – Audited Annual Consolidated Financial Statements for the year ended December 31, 2009, as incorporated by reference to the Form 6-K filed February 8, 2010

Note 1. Summary of Significant Accounting Policies, page 9

G. Properties and H. Depreciation

1. Given the importance of property and equipment to the operations of your railroad and the complexities generally involved in accounting for property and equipment, we believe clear and transparent disclosure about how you account for these assets is important to investors and that your discussion should be further expanded. For example, to the extent that your new and replacement properties are self-constructed and such work is performed by employees, please disclose the types and nature of costs capitalized, such as direct costs, indirect costs, or overhead, as well as how such costs are distinguished from the costs of deconstruction and removal of replaced assets.

2. We note your disclosure that labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet your minimum threshold for capitalization, and that major overhauls and large refurbishments are also capitalized when they extend the useful life or increase functionality of the asset. Please tell us supplementally whether you capitalize the cost of certain repair and maintenance activities such as rail grinding, shoulder ballast cleaning, and other similar costs. We believe that expensing such costs as incurred may be the preferable method of accounting because the related activities typically (i) recur at intervals shorter than the life of the underlying assets, (ii) allow the underlying assets to reach their currently estimated useful lives but do not extend their lives, and (iii) restore the condition of the underlying assets but do not enhance them beyond their original condition.

3. On a related matter, consider expanding your disclosure to quantify the amount of your maintenance costs for each period presented, and also quantifying the amount of costs of developing computer software for internal use, if material. In addition, please provide us with more information, including specific examples, with respect to your minimum threshold for capitalization.

4. We note your disclosure that, upon the sale or retirement of railroad properties in the normal course of business, cost less salvage value is charged to accumulated depreciation, and no gain or loss is recognized in income. Apart from the comprehensive depreciation studies on a periodic basis, please disclose in future filings and tell us in more detail whether you had any unusual events (not in the normal course of business) during the last three fiscal years that resulted in the recording of a gain or loss upon the retirement (not sale) of railroad properties. If so, please describe the nature of such events and how you determined these events were unusual.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief